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July 10, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 32,932 gold ounces for the second quarter of 2014

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s second quarter ended June 30, 2014. The Company achieved gold production of 32,932 ounces for the quarter for an increase of 17.5% over the prior year period.

Category	Apr-Jun 2014	Apr-Jun 2013	% Change
Ore Processed (Dry t)	2,184,316	1,848,832	18.1
Average Grade Processed (g/t Au)	0.650	0.813	(20.0)
Low Grade Stockpiled (t)	399,075	456,950	(12.7)
Average Grade Stockpiled (g/t Au)	0.245	0.248	(1.2)
Waste Mined (t)	5,810,088	6,235,920	(6.8)
Total Mined (t)	8,271,106	8,469,702	(2.3)
Strip Ratio	2.36	2.79	(15.4)
Gold Produced (oz)	32,932	28,024	17.5
Gold Sold (oz)	33,000	28,024	17.8
Silver Sold (oz)	23,493	16,124	45.7
Days	91	91	0.0
Average Ore Processed (t/d)	24,003	20,317	18.1
Average Total Mined (t/d)	90,891	93,074	(2.3)
Average Realized Gold Price (per oz)	$1,284	$1,253	2.5

“The Company is continuing its positive operational trend” stated Arturo Bonillas, President of Timmins Gold. “The San Francisco Mine is now operating at designed capacity, with crusher throughput improving, ore stockpiling declining and the processed grade approaching reserve grade as per our mine plan. We continue to look for ways to decrease costs and increase production. The exploration drill program on our high potential regional targets has commenced and we expect to provide initial drill results over the next few weeks. ”

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 with cash costs of approximately $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Timmins Gold Corp.
Alex Tsakumis
Vice President Corporate Development
604-638-8976
alex@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.